UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 11, 2021 titled “Arcos Dorados Reports Second Quarter 2021 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 11, 2021

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS

•	Systemwide comparable sales[1] grew 98.7% versus the prior year and were nearly flat on a 2-year basis, as operating conditions improved throughout the quarter

•	Total revenues[1] rebounded strongly in constant currency, rising 104.5% versus 2020 and 4.2% on a 2-year basis

•	The three D’s added strong Drive-thru and record Delivery sales, up 29% and 94% in constant currency, respectively, with Digital generating 39% of total sales[1]

•	Consolidated[1] Adjusted EBITDA reached $48.3 million, up 12.6% in constant currency on a 2-year basis

•	Net Income of $5.3 million, or $0.03 per share, rebounded strongly from a $(0.42) per share loss in the prior year quarter.

•	Net Debt to Adjusted EBITDA declined sharply to 3.5x, benefitting from a consistent sequential recovery in trailing-twelve-month Adjusted EBITDA

Montevideo, Uruguay, August 11, 2021 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and six months ended June 30, 2021.

Second Quarter 2021 Highlights – Excluding Venezuela

•	Consolidated[1] revenues totaled $591.3 million, rising 102.4% in US dollars and 104.5% on a constant currency basis versus 2020, and 4.2% in constant currency on a 2-year basis.

•	Systemwide comparable sales increased 98.7% versus the prior year quarter and were nearly flat on a 2-year basis.

•	Consolidated[1] Adjusted EBITDA totaled $48.3 million, benefitting from strong positive results in all four divisions and a tax credit in Brazil.

•	Consolidated[1] Adjusted EBITDA margin reached 8.2% in the quarter, reflecting operating leverage in all line items versus 2020 and up 40 basis points versus 2019.

•	Basic net income per share was $0.03, compared to a basic net loss per share of $(0.42) in the prior year quarter.

•	Net Debt to Adjusted EBITDA ratio was 3.5x at the end of the second quarter 2021, versus 7.4x at year-end 2020, remaining on track to meet the Company’s full year guidance.

•	Substantially all the Company’s restaurants were operating at least one sales segment as of the date of this release, with approximately 75% operating all sales segments.

__________________

[1] Excluding the results of the Venezuelan operation. For definitions, please refer to page 15 of this document.

“A consistent, strategic approach to building a sustainable business model has been the hallmark of Arcos Dorados’ growth in local currency for fourteen years. Our performance in this last quarter and, indeed, over the last eighteen months is a reflection of that philosophy. The Latin American QSR industry’s largest free-standing restaurant portfolio, a strong balance sheet and superior cash flows are the foundation of the competitive advantages we are now leveraging through our Three D’s strategy of Drive-thru, Delivery and Digital, while at the same time contributing to the wellbeing of our people, guests and the communities we serve,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

“Second quarter 2021 systemwide comparable sales rebounded strongly versus the prior year and were essentially flat on a 2-year basis despite the fact that the on-premise business in our street-facing and mall-based stores has not yet fully recovered and is still subject to government-imposed operating restrictions. Profitability in the quarter also came very close to pre-pandemic levels, overcoming significant challenges related to the government-imposed operating restrictions and higher input costs. As we transition into the Full Revival Phase of our plan, we will enhance convenience, improve personalization and increase frequency by expanding our Digital capabilities and loyalty programs to allow our guests to move seamlessly across our on-premise, take-away and delivery sales segments.”

“With the continued normalization of operating conditions, we now have enough visibility to resume planning for the long-term and are developing a new plan that will go well beyond just the next year. The opportunity for growth in our main markets remains robust, both organically with the emergence of new sales segments such as our record-setting McDelivery and inorganically through new, free-standing unit openings. We will focus on the factors we can control to capture these local growth opportunities while continuing to provide our guests with the best restaurant experience in Latin America and the Caribbean,” he concluded.

Second Quarter 2021 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,291				2,255

Sales by Company-operated Restaurants	279.7	(7.0)	292.4	0.9	566.1	102.4%
Revenues from franchised restaurants	12.8	0.8	12.8	0.2	26.6	107.6%
Total Revenues	292.5	(6.2)	305.3	1.1	592.7	102.6%

Adjusted EBITDA	(42.9)	3.2	86.8	0.1	47.2	NM
Adjusted EBITDA Margin	-14.7%				8.0%
Net income (loss) attributable to AD	(89.5)	3.4	89.3	1.7	4.9	NM
No. of shares outstanding (thousands)	207,278				210,360
EPS (US$/Share)	(0.43)				0.02

(2Q21 = 2Q20 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela.

Main variations in Other Operating Income / (Expenses), net

Included in Adjusted EBITDA: The positive variation in other operating income / (expense) is mainly explained by an $11.9 million net tax credit in Brazil in this year’s second quarter, compared with the negative impact of the recognition of food donations related to COVID-19 in the second quarter last year.

Excluded from Adjusted EBITDA: The positive variation is mainly explained by impairment charges of $3.8 million in the prior year quarter’s result.

Second quarter net income attributable to the Company totaled $4.9 million, compared to a net loss of $89.5 million in the same period of 2020. Arcos Dorados’ recorded earnings of $0.02 per share in the second quarter of 2021 compared to a loss of $(0.43) per share in the corresponding 2020 period. Total weighted average shares for the second quarter of 2021 amounted to 210,359,930 compared to 207,278,249 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,173			2,151

Sales by Company-operated Restaurants	279.4	(7.0)	292.4	564.9	102.2%	104.7%
Revenues from franchised restaurants	12.8	0.8	12.8	26.4	106.8%	100.4%
Total Revenues	292.2	(6.2)	305.3	591.3	102.4%	104.5%
Systemwide Comparable Sales						98.7%
Adjusted EBITDA	(41.7)	3.2	86.8	48.3	NM	NM
Adjusted EBITDA Margin	-14.3%			8.2%
Net income (loss) attributable to AD	(87.4)	3.4	89.3	5.3	NM	NM
No. of shares outstanding (thousands)	207,278			210,360
EPS (US$/Share)	(0.42)			0.03

Excluding Arcos Dorados’ Venezuelan operation, total revenues in US dollars increased 102.4% year-over-year. The Company’s Three D’s strategy across Drive-thru, Delivery and Digital, along with reduced government-imposed operating restrictions, drove the rebound from the prior year’s pandemic-impacted results. Constant currency revenues grew 104.5% in the quarter, with strong results in all the Company’s divisions. In fact, constant currency revenues were in line with or already above the second quarter of 2019 in three of four divisions, despite the still-recovering, on-premise segments and restaurant formats.

As of the date of this press release, substantially all the Company’s restaurants are operating at least one sales segment and approximately 75% are operating all sales segments. Operating hours and on-premise sales segments continue to be subject to government-imposed restrictions in most markets.

Systemwide comparable sales for the second quarter increased 98.7% versus the second quarter of 2020 and were down only 0.6% on a 2-year basis, including positive 2-year systemwide comparable sales in both May and June. SLAD and NOLAD contributed the highest levels of growth with both the Caribbean and Brazil also performing strongly. The Drive-thru and Delivery sales segments grew on top of a strong prior year, rising 29% and 94% in constant currency, respectively.

Sustained growth in the Delivery segment demonstrates the Company’s success in generating an additional consumption occasion among guests, which is expected to remain after operating conditions are fully normalized. Sales growth and margin performance have been further boosted by expanding Digital capabilities, especially in the segmentation of guests to increase loyalty, thus driving frequency of visit and average check growth in the long term. The Company is also leveraging the significant competitive advantage of its historical commitment to building an unmatched and growing footprint of free-standing restaurants.

Adjusted EBITDA – Excluding Venezuela ($ million)

Breakdown of main variations contributing to 2Q21 Adjusted EBITDA

Second quarter consolidated Adjusted EBITDA reached $48.3 million, with all four divisions contributing to the strong rebound in profitability. Consolidated Adjusted EBITDA margin was up 22.4 percentage points, or 20.4 percentage points when adjusted for the $11.9 million net tax credit in Brazil. Margin expansion was highlighted by a 50 basis point improvement in Food & Paper (F&P) costs as a percentage of sales and significant operating leverage in both Payroll and Occupancy and Other Operating Expenses due to the rebound in sales performance.

Consolidated General & Administrative (G&A) expenses declined by 380 basis points as a percentage of sales despite rising 32.3% in US dollars and 41.0% in constant currency terms versus the same period in 2020. The prior year’s low base of comparison resulted from the extraordinary cost saving measures the Company implemented to stabilize its operating cash flow at the peak of the pandemic.

Non-operating Results

Arcos Dorados’ non-operating results for the second quarter included a $15.0 million non-cash foreign currency exchange gain, compared to a non-cash loss of $4.1 million in the same period of 2020. The Company also recorded a $4.2 million loss from derivative instruments in the second quarter of 2021 and a gain of $8.7 million related to transactions with certain securities in the second quarter of 2020. Net interest expense was $1.4 million lower year-over-year. The Company estimated income tax expense of $10.3 million in the second quarter, compared to income tax expense of $2.4 million in the prior-year period.

Second quarter net income attributable to the Company totaled $5.3 million, compared to a net loss of $87.4 million in the prior year period. Earnings per share was $0.03 in the second quarter 2021 compared to loss per share of $(0.42) in the prior year quarter.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,024			1,044

Total Revenues	132.2	4.2	89.4	225.7	70.7%	67.6%
Systemwide Comparable Sales						65.6%
Adjusted EBITDA	(7.1)	1.1	39.8	33.8	NM	NM
Adjusted EBITDA Margin	-5.4%			15.0%	20.3%

After a challenging start to the quarter due to tightened government-imposed operating restrictions in April, especially in Brazil, as reported revenues rose 70.7%, or 67.6% on a constant currency basis, including 65.6% growth in systemwide comparable sales. On a 2-year basis, total revenues were down only 7.8% in constant currency and systemwide comparable sales in the quarter were down only 10.6%. Ongoing government-imposed operating restrictions have hampered the recovery of the on-premise sales segments due to capacity and operating hour limits as well as having a negative impact on consumption patterns in the country. Digital channels generated 49% of the division’s systemwide sales in the quarter, including 13% from self-order kiosks in the market’s large network of Experience of the Future (EOTF) restaurants.

Marketing activities in the second quarter focused on the Company’s strengths: core products, the Three D’s and the unique emotional bond the McDonald’s brand has with its guests. Aligned with the local “Méquizice” campaign that encouraged guests to share their own special McDonald’s orders, the Company participated in the global famous orders platform with the launch of the BTS Meal. Guests were able to order a chicken McNuggets combo with special sweet chili and Cajun dipping sauces, inspired by the K-pop boyband, BTS. This campaign was integrated with the Company’s Digital, Drive-thru and Delivery channels and produced record-breaking, triple-digit chicken sales growth as well as unprecedented levels of digital engagement.

Additionally, Brazil introduced its first loyalty program, focused on the Drive-thru segment to leverage the significant competitive advantage of its 483 free-standing restaurants. The “Méqui VIP Drive” club surpassed one million registered members in just three months and has already become an important frequency driver, supported by the Company’s enhanced Customer Relationship Management (CRM) capabilities. Members of the program receive special offers, early access to new product launches and other personalized experiences.

Delivery once again broke its sales record in local currency, growing 91% versus the prior year quarter and 11% sequentially. This growth came on top of the 152% year-over-year local currency growth recorded in the second quarter 2020 versus the same period in 2019.

Growth in Delivery was supported by the industry’s highest-rated Mobile App, which has been downloaded 29 million times in Brazil, more than any other brand in the country according to AppAnnie, with around twice as many active users as the next closest competitor.

As reported Adjusted EBITDA in the division reached $33.8 million in the quarter, after the negative $7.1 million result in the prior year period. This drove a 20.3 percentage point improvement in Adjusted EBITDA margin versus the prior year quarter, or 15.1 percentage points excluding the $11.9 million net tax credit, which resulted from the exclusion of ICMS from the Pis/Cofins calculation base. Profitability improved thanks to significant operating leverage across all line items except F&P costs, which saw an increase of less than 80 basis points as a percentage of sales versus the prior year quarter.

As of the date of this press release, more than 99% of Brazil’s restaurants are operating at least one sales segment and 56% are operating all sales segments. The operating environment is normalizing after tightened government-imposed restrictions were once-again relaxed over the course of the second quarter in most parts of the country. However, it is important to note that most restaurants remain subject to operating hour and capacity limits.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	530			507

Total Revenues	51.9	5.6	48.7	106.2	104.4%	93.8%
Systemwide Comparable Sales						99.9%
Adjusted EBITDA	(4.1)	0.1	12.3	8.4	NM	NM
Adjusted EBITDA Margin	-7.8%			7.9%	15.7%

As reported revenues rose 104.4%, or 93.8% on a constant currency basis, including a doubling of systemwide comparable sales versus the prior year quarter. Importantly, the quarter’s topline results reflect a return to pre-pandemic sales levels with the steady, sequential improvement of the last four quarters leading to a 1.2% increase in systemwide comparable sales on a 2-year basis.

Marketing activities in the second quarter continued to focus on the Company’s core products and brand building activities. All three markets introduced the BTS Meal on June 1st, selling out within just a few days and enhancing the unique emotional bond the McDonald’s brand has with guests in Mexico, Panama, and Costa Rica.

Sales results in Mexico, which opened its first EOTF restaurant in the quarter, reached double-digit growth compared with the same period in 2019 helped by accelerating Drive-thru sales boosted by the mobility campaign. Panama launched Spicy McNuggets on the “McNuggetear” platform, doubling the unit sales of chicken McNuggets and strengthening this item with younger guests. Finally, Delivery accelerated sales supported by co-branded campaigns with the delivery aggregators and product bundles to celebrate various occasions and special dates.

As reported Adjusted EBITDA reached $8.4 million in the second quarter compared with negative $4.1 million in the prior year quarter. Adjusted EBITDA margin rose 15.7 percentage points, reflecting operating leverage in all cost and expense line items, especially Payroll, Occupancy and Other Operating expenses as well as G&A. Adjusted EBITDA in constant currency reached 95% of 2019’s level in US dollars.

As of the date of this release, substantially all the division’s restaurants were operating all sales segments. However, all three markets remain subject to government-imposed operating restrictions to varying degrees.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q21 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	402			395

Total Revenues	44.7	(18.7)	116.1	142.1	217.8%	259.6%
Systemwide Comparable Sales						254.3%
Adjusted EBITDA	(17.5)	(1.4)	29.3	10.3	NM	NM
Adjusted EBITDA Margin	-39.2%			7.3%	46.5%

As reported revenues increased 217.8%, despite the 28% year-over-year average depreciation of the Argentine peso against the US dollar. The strong recovery in the division led to a constant currency revenue increase of 259.6%. Systemwide comparable sales increased 254.3% versus the second quarter of 2020 and rose 17.1% on a 2-year basis.

Sales growth in the quarter was driven by the Chilean and Argentine markets, where Delivery sales reached record levels and the “Club VIP Automac” program supported the Drive-thru segment. Operating conditions in Uruguay, Ecuador and Peru are gradually improving but remain challenging due largely to government-imposed operating restrictions.

Marketing activities for the second quarter included the digital sponsorship of the Argentine Soccer Association (A.F.A.) which helped boost digital sales and improve guest experience through promotional activities in the restaurants during the Copa América, the region’s most important international soccer tournament. In Chile the Company launched the “Quarter Pounder Lover” program, growing total combo sales by more than 40%.

As reported Adjusted EBITDA totaled $10.3 million, compared with negative $17.5 million in the prior year. All cost and expense line items improved versus the prior year, with significant operating leverage of Payroll, Occupancy and Other Operating expenses as well as G&A. The Adjusted EBITDA result was up 8.7% in constant currency terms on a 2-year basis.

The SLAD division was operating at least one sales segment in substantially all its restaurants, with 87% operating all sales segments, as of the date of this press release. Government-imposed operating restrictions continue to limit the Company’s ability to operate its restaurants under normal hours and capacity.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	2Q21 (a+b+c+d)	% As Reported
Total Restaurants (Units)	335				309

Total Revenues	63.7	2.9	51.1	1.0	118.7	86.5%

Adjusted EBITDA	(3.3)	0.4	14.3	0.1	11.4	NM
Adjusted EBITDA Margin	-5.2%				9.6%	14.8%

The Caribbean division’s results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Caribbean division’s operating performance focuses on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	2Q20 (a)	Currency Translation (b)	Constant Currency Growth (c)	2Q21 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	215			205

Total Revenues	63.3	2.9	51.1	117.3	85.2%	80.7%
Systemwide Comparable Sales						77.3%
Adjusted EBITDA	(2.1)	0.4	14.3	12.6	NM	NM
Adjusted EBITDA Margin	-3.3%			10.7%	14.0%

Revenues in the Caribbean division, excluding Venezuela, increased 85.2% in US dollars, or 80.7% in constant currency terms. Systemwide comparable sales increased 77.3% versus the prior year quarter and 9.3% against the same period in 2019. Revenue growth was driven by continued strong performances in the US dollar Puerto Rico market, and the euro-denominated French West Indies markets. Colombia delivered another quarter of sustained sales growth, generated primarily by the Drive-thru and Delivery segments, benefitting from the implementation of a new CRM platform that enhanced the Company’s eCommerce capabilities in that market. Additionally, Colombia’s revenues have benefitted from the suspension of VAT for the restaurant industry since July of 2020.

Marketing activities for the second quarter in Puerto Rico and Colombia included the launch of the BTS Meal, driving customer excitement and a significant increase in chicken McNuggets sales. Also on the chicken platform, the Company maintained the momentum of the successful launch of its Crispy Chicken Sandwiches in Puerto Rico.

The Dessert platform added the McFlurry Caramel Brownie in Puerto Rico and the locally-relevant McFlurry “Oblea” in Colombia as these markets continue on the path to normalized operations. Finally, Drive-Thru sales have accelerated thanks to improved service times, reduced menu complexity, focus on customer experience and growth in the Club VIP Automac program.

As reported Adjusted EBITDA reached $12.6 million, compared with a negative $2.1 million result in the prior-year quarter and positive $5.1 million in the second quarter of 2019. The hard currency markets of Puerto Rico and the French West Indies together with Colombia contributed most of the improvement. Operating leverage was relatively uniform across most cost and expense line items, with the strongest performance coming from Occupancy and Other Operating expenses. Adjusted EBITDA margin reached 10.7%, an improvement of 5.6 percentage points compared with the second quarter of 2019.

As of the date of this release, 95% of restaurants were operating at least one sales segment and 81% were operating all sales segments. The Caribbean division has the highest penetration of street-facing restaurants, with 79% in either the free-standing or in-store format.

New Unit Development

Figure 8. Total Restaurants (eop)*
	June 2021	March 2021	December 2020	September 2020	June 2020
Brazil	1,044	1,030	1,020	1,023	1,024
NOLAD	507	507	507	513	530
SLAD	395	391	391	397	402
Caribbean	309	314	318	324	335
TOTAL	2,255	2,242	2,236	2,257	2,291

Figure 9. Footprint as of June 30, 2021
	Store Type*		Total Restaurants	Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC		Company Operated	Franchised
Brazil	576	468	1,044	625	419	83	2,003
NOLAD	315	192	507	354	153	14	565
SLAD	232	163	395	348	47	127	389
Caribbean	245	64	309	265	44	32	314
TOTAL	1,368	887	2,255	1,592	663	256	3,271
* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 32 new restaurants during the twelve-month period ended June 30, 2021. For the year-to-date, the Company opened 29 new restaurants, including 27 street-facing and 20 company-operated units. At the end of the second quarter, the Company had 789 Experience of the Future Restaurants.

Balance Sheet & Cash Flow Highlights

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	June 30	December 31
	2021	2020
Cash & cash equivalents (i)	161,867	165,989
Total Financial Debt (ii)	698,019	673,232
Net Financial Debt (iii)	536,152	507,243
Total Financial Debt / LTM Adjusted EBITDA ratio	4.5	9.9
Net Financial Debt / LTM Adjusted EBITDA ratio	3.5	7.4
(i) Cash & cash equivalents includes Short-term investment
(ii)Total financial debt includes long-term debt, short-term debt, and derivative instruments (including the asset portion of derivatives amounting to $100.2 million and $122.6 million as a reduction of financial debt as of June 30, 2021 and December 31, 2020, respectively).
(iii) Total financial debt less cash and cash equivalents.

Cash and cash equivalents were $161.9 million and total financial debt (including the value of derivative instruments) was $698.0 million, as of June 30, 2021. Net debt (Total Financial Debt minus Cash and cash equivalents) was $536.2 million.

During the quarter, the Company monetized the value of certain of its derivative instruments, generating $23.2 million, which it used to repurchase $1.0 million of its outstanding 2023 Senior Notes and $5.5 million of its outstanding 2027 Senior Notes. The remainder was held in Cash and cash equivalents as of June 30, 2021.

The Net Debt to Adjusted EBITDA ratio saw a pronounced improvement to 3.5x as of the end of the quarter, with the increase in its trailing-twelve-month Adjusted EBITDA, and remains on track to meet full year guidance.

Net cash generated from operating activities for the six months ended June 30, totaled $34.6 million, while cash used in net investing activities totaled $44.5 million. Capital expenditures totaled $47.5 million, compared with $52.6 million in the previous year’s period. Net cash provided by financing activities was $13.0 million.

Recent Developments

2023 and 2027 Senior Notes Repurchase

Beginning in July 2021, the Company has repurchased an additional $2,105 and $8,977 of the outstanding nominal amount of 2023 Notes and 2027 Notes, respectively, for an amount equal to $11,815 plus accrued and unpaid interest.

Stock Dividend Distribution

Maintaining its commitment to provide shareholders a return in 2021, on June 30 the Board of Directors approved a stock dividend distribution to all Class A and Class B shareholders. On July 23, 2021, the Company distributed 2,960,926 repurchased shares as a stock dividend and paid $21 thousand in cash for fractional shares.

2020 Social Impact and Sustainable Development Report

On June 10, 2021, Arcos Dorados published its 7th Social Impact and Sustainable Development Report for Latin America and the Caribbean. The Report, which was audited for the first time by EY, can be downloaded at www.recetadelfuturo.com, provides an update on the progress related to the pillars of the Company’s “Recipe for the Future” ESG Platform and the implementation of its associated initiatives and policies.

Second Quarter 2021 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, August 11, 2021, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link https://webcastlite.mziq.com/cover.html?webcastId=c911c3e3-c45b-4b2f-a832-094d7f589917

A replay of the webcast will be available later today through November 9, 2021 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@ar.mcd.com	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions:

Systemwide comparable sales growth and Systemwide comparable sales growth 2-year basis: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) or for twenty-five months or longer (2-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis (in this release, this could be calculated a one-year basis when comparing with the previous year or on a 2-year basis when comparing with the same period in 2019). To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 of our financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,250 restaurants, operated by the Company or by its sub-franchisees, that together employ over 100 thousand people (as of 06/30/2021). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Scale for Good to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2021. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Second Quarter and First Six Months 2021 Consolidated Results

Figure 11. Second Quarter 2021 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	566,092	279,707	1,103,981	867,244
Revenues from franchised restaurants	26,604	12,817	49,831	42,784
Total Revenues	592,696	292,524	1,153,812	910,028
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(203,355)	(101,645)	(396,014)	(313,501)
Payroll and employee benefits	(109,845)	(71,785)	(224,265)	(205,984)
Occupancy and other operating expenses	(182,740)	(125,617)	(360,933)	(313,722)
Royalty fees	(29,236)	(16,545)	(56,898)	(50,669)
Franchised restaurants - occupancy expenses	(12,152)	(10,171)	(23,979)	(19,952)
General and administrative expenses	(49,352)	(37,249)	(94,318)	(86,047)
Other operating income / (expense), net	11,801	(6,789)	13,604	(4,566)
Total operating costs and expenses	(574,879)	(369,801)	(1,142,803)	(994,441)
Operating income / (loss)	17,817	(77,277)	11,009	(84,413)
Net interest expense	(13,425)	(14,832)	(25,707)	(29,228)
Income / (Loss) from derivative instruments	(4,232)	29	(5,381)	(462)
Gain from securities	0	8,705	0	12,952
Foreign currency exchange results	15,167	(3,806)	5,819	(36,440)
Other non-operating expenses, net	(77)	26	(220)	(20)
Income / (Loss) before income taxes	15,250	(87,155)	(14,480)	(137,611)
Income tax benefit / (expense)	(10,259)	(2,426)	(10,188)	(4,295)
Net income / (loss)	4,991	(89,581)	(24,668)	(141,906)
Net income / (loss) attributable to non-controlling interests	(58)	38	(112)	30
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	4,933	(89,543)	(24,780)	(141,876)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.02	$ (0.43)	$ (0.12)	$ (0.68)
Weighted-average number of common shares outstanding-Basic	210,359,930	207,278,249	210,293,682	207,154,602
Adjusted EBITDA Reconciliation
Operating income / (loss)	17,817	(77,277)	11,009	(84,413)
Depreciation and amortization	29,796	30,277	60,162	65,623
Operating charges excluded from EBITDA computation	(457)	4,096	(84)	4,406
Adjusted EBITDA	47,156	(42,904)	71,087	(14,384)
Adjusted EBITDA Margin as % of total revenues	8.0%	-14.7%	6.2%	-1.6%

Second Quarter and First Six Months 2021 Consolidated Results – Excluding Venezuela

Figure 12. Second Quarter 2021 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2021	2020	2021	2020
REVENUES
Sales by Company-operated restaurants	564,852	279,419	1,101,618	865,533
Revenues from franchised restaurants	26,424	12,779	49,494	42,573
Total Revenues	591,276	292,199	1,151,112	908,106
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(203,029)	(101,783)	(395,500)	(313,255)
Payroll and employee benefits	(109,642)	(71,606)	(223,828)	(205,340)
Occupancy and other operating expenses	(182,032)	(125,080)	(359,413)	(312,157)
Royalty fees	(29,208)	(16,545)	(56,898)	(50,669)
Franchised restaurants - occupancy expenses	(12,115)	(10,101)	(23,841)	(19,729)
General and administrative expenses	(48,573)	(36,720)	(92,854)	(84,524)
Other operating income / (expense), net	11,638	(5,243)	14,604	(2,606)
Total operating costs and expenses	(572,960)	(367,079)	(1,137,729)	(988,280)
Operating income / (loss)	18,315	(74,880)	13,383	(80,174)
Net interest expense	(13,426)	(14,832)	(25,708)	(29,230)
Income / (Loss) from derivative instruments	(4,232)	29	(5,381)	(462)
Gain from securities	0	8,705	0	12,952
Foreign currency exchange results	15,047	(4,080)	5,487	(36,551)
Other non-operating expenses, net	(77)	26	(220)	(20)
Income / (Loss) before income taxes	15,628	(85,032)	(12,439)	(133,485)
Income tax benefit / (expense)	(10,260)	(2,412)	(10,172)	(4,279)
Net income / (loss)	5,368	(87,445)	(22,611)	(137,765)
Net income / (loss) attributable to non-controlling interests	(58)	38	(112)	30
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	5,310	(87,407)	(22,723)	(137,735)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.03	$ (0.42)	$ (0.11)	$ (0.66)
Weighted-average number of common shares outstanding-Basic	210,359,930	207,278,249	210,293,682	207,154,602
Adjusted EBITDA Reconciliation
Operating income / (loss)	18,315	(74,880)	13,383	(80,174)
Depreciation and amortization	29,809	29,958	59,825	64,932
Operating charges excluded from EBITDA computation	179	3,246	(159)	3,573
Adjusted EBITDA	48,304	(41,676)	73,049	(11,669)
Adjusted EBITDA Margin as % of total revenues	8.2%	-14.3%	6.3%	-1.3%

Second Quarter and First Six Months 2021 Results by Division

Figure 13. Second Quarter 2021 Consolidated Results by Division (In thousands of U.S. dollars)
	2Q				YTD
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Currency	June 30,		/	Currency
	2021	2020	(Decr)	Incr/(Decr)%	2021	2020	(Decr)	Incr/(Decr)%
Revenues
Brazil	225,740	132,234	70.7%	67.6%	428,990	416,616	3.0%	13.7%
Caribbean	118,711	63,655	86.5%	n/a	236,037	152,850	54.4%	n/a
Caribbean - Excl. Venezuela	117,292	63,329	85.2%	80.7%	233,338	150,928	54.6%	51.2%
NOLAD	106,160	51,927	104.4%	93.8%	195,942	147,978	32.4%	30.6%
SLAD	142,085	44,709	217.8%	259.6%	292,843	192,584	52.1%	77.5%
TOTAL	592,696	292,524	102.6%	n/a	1,153,812	910,028	26.8%	n/a
TOTAL - Excl. Venezuela	591,277	292,199	102.4%	104.5%	1,151,113	908,106	26.8%	36.2%

Operating Income (loss)
Brazil	19,995	(21,135)	-194.6%	-190.2%	20,174	(10,047)	-300.8%	-297.9%
Caribbean	5,485	(10,121)	-154.2%	n/a	10,568	(10,205)	-203.6%	n/a
Caribbean - Excl. Venezuela	5,983	(7,725)	-177.5%	-174.5%	12,942	(5,966)	-316.9%	-306.6%
NOLAD	3,634	(9,531)	-138.1%	-138.7%	1,907	(10,509)	-118.1%	-118.6%
SLAD	5,428	(24,642)	-122.0%	-129.9%	9,066	(28,309)	-132.0%	-147.3%
Corporate and Other	(16,724)	(11,849)	-41.1%	67.2%	(30,706)	(25,343)	21.2%	45.8%
TOTAL	17,818	(77,278)	-123.1%	n/a	11,009	(84,413)	-113.0%	n/a
TOTAL - Excl. Venezuela	18,316	(74,882)	-124.5%	-121.5%	13,383	(80,174)	-116.7%	-113.2%

Adjusted EBITDA
Brazil	33,819	(7,099)	-576.4%	-560.4%	47,357	22,072	114.6%	126.3%
Caribbean	11,434	(3,288)	-447.7%	n/a	22,820	1,800	1167.6%	n/a
Caribbean - Excl. Venezuela	12,582	(2,061)	-710.4%	-693.1%	24,781	4,511	449.4%	460.1%
NOLAD	8,363	(4,069)	-305.6%	-302.9%	11,553	1,023	1029.1%	1031.3%
SLAD	10,325	(17,544)	-158.9%	-166.7%	19,191	(16,125)	-219.0%	-240.0%
Corporate and Other	(16,785)	(10,907)	-53.9%	80.7%	(29,834)	(23,154)	28.8%	54.2%
TOTAL	47,156	(42,907)	-209.9%	n/a	71,087	(14,384)	-594.2%	n/a
TOTAL - Excl. Venezuela	48,304	(41,680)	-215.9%	-208.4%	73,048	(11,673)	-726.0%	-720.0%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
2Q21	5.30	20.03	94.02
2Q20	5.38	23.33	67.64
* Local $ per 1 US$

Summarized Consolidated Balance Sheets

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	June 30	December 31
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	161,867	165,989
Short-term investment	-	-
Accounts and notes receivable, net	86,822	94,249
Other current assets (1)	140,568	155,293
Total current assets	389,257	415,531
Non-current assets
Property and equipment, net	794,678	796,532
Net intangible assets and goodwill	37,016	37,046
Deferred income taxes	53,449	55,567
Derivative instruments	100,185	121,901
Leases right of use assets, net	824,945	790,969
Other non-current assets (2)	79,463	76,408
Total non-current assets	1,889,736	1,878,423
Total assets	2,278,993	2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	197,936	209,535
Taxes payable (3)	93,325	91,284
Accrued payroll and other liabilities	87,832	79,218
Other current liabilities (4)	22,870	56,726
Provision for contingencies	1,752	2,024
Financial debt (5)	12,515	7,856
Operating lease liabilities	57,248	56,828
Total current liabilities	473,478	503,471
Non-current liabilities
Accrued payroll and other liabilities	22,381	21,884
Provision for contingencies	30,045	24,924
Financial debt (6)	785,689	787,979
Deferred income taxes	4,217	5,067
Operating lease liabilities	787,203	752,613
Total non-current liabilities	1,629,535	1,592,467
Total liabilities	2,103,013	2,095,938
Equity
Class A shares of common stock	388,369	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	30,331	11,540
Retained earnings	245,935	290,895
Accumulated other comprehensive losses	-582,579	-584,860
Common stock in treasury	-39,547	-39,547
Total Arcos Dorados Holdings Inc shareholders’ equity	175,424	197,546
Non-controlling interest in subsidiaries	556	470
Total equity	175,980	198,016
Total liabilities and equity	2,278,993	2,293,954

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "McDonald's Corporation's indemnification for contingencies", and "Derivative Intruments".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".